PointClickCare Corp.

5570 Explorer Drive

Mississauga, ON L4W 0C4

February 1, 2017

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549-4561

Attention: Matthew Crispino

Re:  PointClickCare Corp./Application for Withdrawal on Form RW

for Registration Statement on Form F-1 (File No. 333-206748)

Ladies and Gentlemen:

PointClickCare Corp. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form F-1 (File No. 333-206748), initially filed with the Securities and Exchange Commission (“SEC”) on September 3, 2015, as thereafter amended, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Joseph C. Theis, Jr., Esq. of Goodwin Procter LLP, via email at jtheis@goodwinlaw.com or via facsimile at (617) 801-8864. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Joseph C. Theis, Jr., Esq. at (617) 570-1928. Thank you for your assistance.

Very truly yours,

PointClickCare Corp.

By: /s/ Paul Rybecky
Paul Rybecky
Chief Financial Officer

cc:	Michael Wessinger, PointClickCare Corp.

Richard Guttman, PointClickCare Corp.

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP

Riccardo A. Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP